UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PowerFleet, Inc.
(Name of Issuer) Common Stock, par value $.01 per share

(Title of Class of Securities)

73931J109
(CUSIP Number)

Mr. Chad Atkins Private Capital Management, LLC 8889 Pelican Bay Boulevard, Suite 500 Naples, FL 34108 (239) 254-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	73931J109	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Private Capital Management, LLC (46-3167283)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Private Capital Management, LLC Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Private Capital Management, LLC 3,126,531
	8	SHARED VOTING POWER*
Private Capital Management, LLC 3,730,594
	9	SOLE DISPOSITIVE POWER
Private Capital Management, LLC 3,126,531
	10	SHARED DISPOSITIVE POWER
Private Capital Management, LLC 3,730,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Private Capital Management, LLC 6,857,125**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Private Capital Management, LLC 6.35%
14	TYPE OF REPORTING PERSON
Private Capital Management IA

CUSIP No.	73931J109	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Mr. Gregg J. Powers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Gregg J. Powers USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Gregg J. Powers 300,000
	8	SHARED VOTING POWER*
Gregg J. Powers 6,857,125
	9	SOLE DISPOSITIVE POWER
Gregg J. Powers 300,000
	10	SHARED DISPOSITIVE POWER
Gregg J. Powers 6,857,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Gregg J. Powers 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Gregg J. Powers .28%
14	TYPE OF REPORTING PERSON
Gregg J. Powers IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $.01 par value per share (the “Common Stock”), of PowerFleet, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 123 Tice Boulevard, Woodcliff Lake, NJ 07677. The common stock is listed on The Nasdaq Global Market.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Private Capital Management, LLC (“PCM”, “Reporting Person 1”) and Gregg J. Powers (“Reporting Person 2”), the CEO and Portfolio Manager of PCM. Reporting Person 1 shares include 29,722 shares of Common Stock purchased and held by PCM employees other than Mr. Powers. PCM and Mr. Powers are collectively referred to as the “Reporting Persons”. Mr. Powers disclaims beneficial ownership for the shares held by PCM. The Reporting Persons disclaim the existence of a group with respect to any third party.

(b)        Each of the Reporting Person’s business addresses are 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34108.

(c)        PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Mr. Powers, as CEO and Portfolio Manager of PCM, has the authority to direct the actions of PCM including the decisions to buy and sell stock held by PCM clients. Mr. Powers is also the owner of the general partner of PCM’s holding company parent.

(d)       None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       PCM is a limited liability corporation organized under the laws of the state of Delaware. Mr. Powers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

PCM has acquired shares of Common Stock at an aggregate purchase price of $22,939,891 on behalf of its investment advisory clients. Funds for these purchases were derived from PCM clients. PCM employees other than Mr. Powers acquired Common Stock with their personal funds at an aggregate purchase price of $92,873.

Mr. Powers acquired 300,000 shares of Common Stock at an aggregate purchase price of $1,319,384, which were acquired with his personal funds.

Item 4.	Purpose of Transaction.

PCM has acquired shares of Common Stock in the normal course of its business as a registered investment adviser investing Client assets on a fully discretionary basis. The Reporting Persons hold the Common Stock of the Company for investment purposes. On April 29, 2024, an employee of PCM – Andrew Martin – was appointed to the Board of Directors of the Company. Depending on the factors discussed herein, a Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by a Reporting Person. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, PCM client liquidity needs, and other future developments. Any future acquisitions or sales of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

The Reporting Persons do not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a & b)	The information contained in the cover pages of the Reporting Persons filed herewith is incorporated herein.

(c)	The Reporting Persons acquired all of the shares of the Issuer pursuant to the purchase of Common Stock. All purchases and sales in the last 60 days are attached to this schedule. All purchases of Common Stock by the Reporting Person 1 within the last 60 days were for PCM clients. Mr. Powers has purchased 157,699 shares within the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

*PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

**PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

The Reporting Persons previously filed a Schedule 13G on February 5, 2024.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6,2024	Private Capital Management, LLC

	By:	/s/ Chad D. Atkins
Chad D. Atkins
President, General Counsel and CCO

Gregg J. Powers

By:	/s/ Gregg J. Powers
CEO & Portfolio Manager, Private Capital Management, LLC

Trade Date	Transaction Type	Fund	Quantity	Price

2/29/2024	Buy	Reporting Person 1	19,557	3.16

2/29/2024	Buy	Reporting Person 1	4,443	3.16

3/1/2024	Buy	Reporting Person 1	6,000	3.16

3/1/2024	Buy	Reporting Person 1	6,000	3.16

3/5/2024	Buy	Reporting Person 1	7,000	3.14

3/5/2024	Buy	Reporting Person 1	7,000	3.14

3/6/2024	Buy	Reporting Person 1	3,887	3.10

3/6/2024	Buy	Reporting Person 1	4,113	3.10

3/7/2024	Buy	Reporting Person 1	4,563	3.11

4/10/2024	Buy	Reporting Person 2	57,699	4.25

4/12/2024	Buy	Reporting Person 2	10,000	4.09

4/15/2024	Buy	Reporting Person 2	12,276	4.10

4/16/2024	Buy	Reporting Person 2	45,224	4.04

4/17/2024	Buy	Reporting Person 2	32,500	4.08

4/19/2024	Buy	Reporting Person 1	4,000	3.96

4/19/2024	Buy	Reporting Person 1	925	3.94

4/19/2024	Buy	Reporting Person 1	665	3.96

4/19/2024	Buy	Reporting Person 1	700	3.96

4/19/2024	Buy	Reporting Person 1	600	3.96

4/19/2024	Buy	Reporting Person 1	3,810	3.93

4/22/2024	Buy	Reporting Person 1	4,500	4.07

4/22/2024	Buy	Reporting Person 1	3,835	4.06

4/22/2024	Buy	Reporting Person 1	3,000	4.07

Trade Date	Transaction Type	Fund	Quantity	Price

4/22/2024	Buy	Reporting Person 1	6,225	4.06

4/22/2024	Buy	Reporting Person 1	4,116	4.06

4/22/2024	Buy	Reporting Person 1	5,530	4.06

4/22/2024	Buy	Reporting Person 1	1,350	4.07

4/22/2024	Buy	Reporting Person 1	2,335	4.06

4/22/2024	Buy	Reporting Person 1	925	4.06

4/22/2024	Buy	Reporting Person 1	375	4.06

4/22/2024	Buy	Reporting Person 1	595	4.06

4/22/2024	Buy	Reporting Person 1	525	4.06

4/22/2024	Buy	Reporting Person 1	935	4.06

4/23/2024	Buy	Reporting Person 1	3,675	4.10

4/23/2024	Buy	Reporting Person 1	1,900	4.15

4/23/2024	Buy	Reporting Person 1	20,000	4.15

4/23/2024	Buy	Reporting Person 1	4,400	4.15

4/23/2024	Buy	Reporting Person 1	600	4.15

4/23/2024	Buy	Reporting Person 1	2,300	4.15

4/23/2024	Buy	Reporting Person 1	6,000	4.15

4/23/2024	Buy	Reporting Person 1	8,041	4.15

4/23/2024	Buy	Reporting Person 1	2,065	4.10

4/23/2024	Buy	Reporting Person 1	1,875	4.10

4/23/2024	Buy	Reporting Person 1	6,885	4.10

4/23/2024	Buy	Reporting Person 1	2,695	4.10

4/23/2024	Buy	Reporting Person 1	2,800	4.15

Trade Date	Transaction Type	Fund	Quantity	Price

4/23/2024	Buy	Reporting Person 1	1,200	4.09

4/23/2024	Buy	Reporting Person 1	5,000	4.15

4/23/2024	Buy	Reporting Person 1	2,200	4.15

4/23/2024	Buy	Reporting Person 1	2,250	4.09

4/23/2024	Buy	Reporting Person 1	5,500	4.12

4/23/2024	Buy	Reporting Person 1	4,200	4.15

4/23/2024	Buy	Reporting Person 1	10,000	4.15

4/23/2024	Buy	Reporting Person 1	8,000	4.06

4/23/2024	Buy	Reporting Person 1	4,500	4.09

4/23/2024	Buy	Reporting Person 1	8,300	4.09

4/23/2024	Buy	Reporting Person 1	4,440	4.10

4/23/2024	Buy	Reporting Person 1	600	4.09

4/23/2024	Buy	Reporting Person 1	3,500	4.09

4/23/2024	Buy	Reporting Person 1	4,500	4.15

4/23/2024	Buy	Reporting Person 1	2,540	4.10

4/23/2024	Buy	Reporting Person 1	3,500	4.15

4/23/2024	Buy	Reporting Person 1	4,000	4.07

4/23/2024	Buy	Reporting Person 1	2,194	4.15

4/23/2024	Buy	Reporting Person 1	1,845	4.10

4/23/2024	Buy	Reporting Person 1	2,500	4.12

4/23/2024	Buy	Reporting Person 1	2,115	4.10

4/23/2024	Buy	Reporting Person 1	3,250	4.10

4/23/2024	Buy	Reporting Person 1	3,500	4.15

Trade Date	Transaction Type	Fund	Quantity	Price

4/23/2024	Buy	Reporting Person 1	2,615	4.10

4/23/2024	Buy	Reporting Person 1	1,035	4.15

4/23/2024	Buy	Reporting Person 1	1,500	4.15

4/24/2024	Buy	Reporting Person 1	1,945	4.26

4/24/2024	Buy	Reporting Person 1	20,265	4.26

4/24/2024	Buy	Reporting Person 1	4,150	4.26

4/24/2024	Buy	Reporting Person 1	600	4.26

4/24/2024	Buy	Reporting Person 1	4,545	4.26

4/24/2024	Buy	Reporting Person 1	6,100	4.26

4/24/2024	Buy	Reporting Person 1	2,360	4.26

4/24/2024	Buy	Reporting Person 1	7,500	4.26

4/24/2024	Buy	Reporting Person 1	6,000	4.26

4/24/2024	Buy	Reporting Person 1	19,029	4.26

4/24/2024	Buy	Reporting Person 1	2,025	4.26

4/24/2024	Buy	Reporting Person 1	4,475	4.26

4/24/2024	Buy	Reporting Person 1	1,000	4.26

4/24/2024	Buy	Reporting Person 1	9,815	4.26

4/24/2024	Buy	Reporting Person 1	7,180	4.26

4/24/2024	Buy	Reporting Person 1	7,660	4.26

4/24/2024	Buy	Reporting Person 1	2,840	4.26

4/24/2024	Buy	Reporting Person 1	5,145	4.26

4/24/2024	Buy	Reporting Person 1	2,235	4.26

4/24/2024	Buy	Reporting Person 1	765	4.25

Trade Date	Transaction Type	Fund	Quantity	Price

4/24/2024	Buy	Reporting Person 1	2,565	4.28

4/24/2024	Buy	Reporting Person 1	6,305	4.26

4/24/2024	Buy	Reporting Person 1	4,820	4.26

4/24/2024	Buy	Reporting Person 1	1,605	4.25

4/24/2024	Buy	Reporting Person 1	1,765	4.25

4/24/2024	Buy	Reporting Person 1	4,235	4.26

4/24/2024	Buy	Reporting Person 1	3,200	4.26

4/24/2024	Buy	Reporting Person 1	2,000	4.28

4/24/2024	Buy	Reporting Person 1	7,025	4.25

4/24/2024	Buy	Reporting Person 1	765	4.28

4/24/2024	Buy	Reporting Person 1	2,270	4.28

4/24/2024	Buy	Reporting Person 1	4,800	4.26

4/24/2024	Buy	Reporting Person 1	4,570	4.26

4/24/2024	Buy	Reporting Person 1	4,235	4.26

4/24/2024	Buy	Reporting Person 1	1,470	4.28

4/24/2024	Buy	Reporting Person 1	1,395	4.26

4/24/2024	Buy	Reporting Person 1	1,940	4.25

4/24/2024	Buy	Reporting Person 1	550	4.25

4/24/2024	Buy	Reporting Person 1	3,090	4.26

4/24/2024	Buy	Reporting Person 1	575	4.25

4/25/2024	Buy	Reporting Person 1	3,595	4.21

4/25/2024	Buy	Reporting Person 1	2,790	4.26

4/25/2024	Buy	Reporting Person 1	1,305	4.21

Trade Date	Transaction Type	Fund	Quantity	Price

4/25/2024	Buy	Reporting Person 1	1,840	4.21

4/25/2024	Buy	Reporting Person 1	2,270	4.21

4/25/2024	Buy	Reporting Person 1	1,635	4.21

4/25/2024	Buy	Reporting Person 1	8,365	4.26

4/25/2024	Buy	Reporting Person 1	2,620	4.26

4/25/2024	Buy	Reporting Person 1	1,240	4.12

4/25/2024	Buy	Reporting Person 1	2,605	4.07

4/25/2024	Buy	Reporting Person 1	5,440	4.07

4/25/2024	Buy	Reporting Person 1	6,005	4.07

4/25/2024	Buy	Reporting Person 1	9,720	4.26

4/25/2024	Buy	Reporting Person 1	1,205	4.26

4/25/2024	Buy	Reporting Person 1	5,000	4.20

4/25/2024	Buy	Reporting Person 1	4,500	4.06

4/25/2024	Buy	Reporting Person 1	1,280	4.17

4/25/2024	Buy	Reporting Person 1	3,035	4.12

4/25/2024	Buy	Reporting Person 1	9,410	4.12

4/25/2024	Buy	Reporting Person 1	4,345	4.21

4/25/2024	Buy	Reporting Person 1	1,905	4.12

4/25/2024	Buy	Reporting Person 1	1,210	4.08

4/25/2024	Buy	Reporting Person 1	1,605	4.26

4/25/2024	Buy	Reporting Person 1	2,490	4.21

4/25/2024	Buy	Reporting Person 1	13,245	4.26

4/25/2024	Buy	Reporting Person 1	4,500	4.06

Trade Date	Transaction Type	Fund	Quantity	Price

4/25/2024	Buy	Reporting Person 1	1,280	4.17

4/25/2024	Buy	Reporting Person 1	7,835	4.26

4/25/2024	Buy	Reporting Person 1	6,315	4.21

4/25/2024	Buy	Reporting Person 1	900	4.07

4/25/2024	Buy	Reporting Person 1	1,805	4.21

4/25/2024	Buy	Reporting Person 1	6,585	4.07

4/25/2024	Buy	Reporting Person 1	1,875	4.07

4/25/2024	Buy	Reporting Person 1	2,070	4.21

4/25/2024	Buy	Reporting Person 1	3,190	4.21

4/25/2024	Buy	Reporting Person 1	16,015	4.21

4/25/2024	Buy	Reporting Person 1	2,555	4.21

4/25/2024	Buy	Reporting Person 1	1,935	4.07

4/26/2024	Buy	Reporting Person 1	1,400	4.48

4/26/2024	Buy	Reporting Person 1	15,350	4.49

4/26/2024	Buy	Reporting Person 1	1,510	4.49

4/26/2024	Buy	Reporting Person 1	1,095	4.49

4/26/2024	Buy	Reporting Person 1	15,855	4.49

4/26/2024	Buy	Reporting Person 1	1,115	4.49

4/26/2024	Buy	Reporting Person 1	5,150	4.49

4/26/2024	Buy	Reporting Person 1	1,630	4.49

4/26/2024	Buy	Reporting Person 1	475	4.49

4/26/2024	Buy	Reporting Person 1	3,560	4.48

4/26/2024	Buy	Reporting Person 1	2,395	4.49

Trade Date	Transaction Type	Fund	Quantity	Price

4/26/2024	Buy	Reporting Person 1	1,835	4.49

4/26/2024	Buy	Reporting Person 1	2,950	4.49

4/26/2024	Buy	Reporting Person 1	4,745	4.49

4/26/2024	Buy	Reporting Person 1	10,680	4.49

4/26/2024	Buy	Reporting Person 1	1,600	4.48

4/26/2024	Buy	Reporting Person 1	1,460	4.48

4/26/2024	Buy	Reporting Person 1	5,355	4.48

4/26/2024	Buy	Reporting Person 1	2,100	4.48

4/26/2024	Buy	Reporting Person 1	4,325	4.49

4/26/2024	Buy	Reporting Person 1	3,865	4.49

4/26/2024	Buy	Reporting Person 1	2,825	4.49

4/26/2024	Buy	Reporting Person 1	3,015	4.49

4/26/2024	Buy	Reporting Person 1	2,167	4.49

4/26/2024	Buy	Reporting Person 1	1,025	4.49

4/26/2024	Buy	Reporting Person 1	2,230	4.49

4/26/2024	Buy	Reporting Person 1	6,710	4.49

4/26/2024	Buy	Reporting Person 1	10,650	4.49

4/26/2024	Buy	Reporting Person 1	4,000	4.49

4/26/2024	Buy	Reporting Person 1	1,750	4.49

4/26/2024	Buy	Reporting Person 1	1,320	4.49

4/26/2024	Buy	Reporting Person 1	1,895	4.50

4/26/2024	Buy	Reporting Person 1	2,485	4.49

4/26/2024	Buy	Reporting Person 1	3,055	4.49

Trade Date	Transaction Type	Fund	Quantity	Price

4/26/2024	Buy	Reporting Person 1	1,300	4.48

4/26/2024	Buy	Reporting Person 1	4,690	4.49

4/26/2024	Buy	Reporting Person 1	1,515	4.49

4/26/2024	Buy	Reporting Person 1	1,905	4.49

4/26/2024	Buy	Reporting Person 1	2,765	4.49

4/26/2024	Buy	Reporting Person 1	6,375	4.49

4/26/2024	Buy	Reporting Person 1	3,320	4.49

4/26/2024	Buy	Reporting Person 1	3,800	4.49

4/26/2024	Buy	Reporting Person 1	7,270	4.49

4/26/2024	Buy	Reporting Person 1	470	4.49

4/26/2024	Buy	Reporting Person 1	9,000	4.46

4/26/2024	Buy	Reporting Person 1	9,500	4.51

4/26/2024	Buy	Reporting Person 1	4,000	4.50

4/26/2024	Buy	Reporting Person 1	100	4.45

4/26/2024	Buy	Reporting Person 1	6,620	4.49

4/26/2024	Buy	Reporting Person 1	3,755	4.50

4/26/2024	Buy	Reporting Person 1	2,200	4.50

4/26/2024	Buy	Reporting Person 1	11,000	4.42

4/26/2024	Buy	Reporting Person 1	11,000	4.42

4/26/2024	Buy	Reporting Person 1	3,450	4.48

4/26/2024	Buy	Reporting Person 1	535	4.50

4/26/2024	Buy	Reporting Person 1	915	4.50

4/26/2024	Buy	Reporting Person 1	1,880	4.49

Trade Date	Transaction Type	Fund	Quantity	Price

4/26/2024	Buy	Reporting Person 1	625	4.49

4/26/2024	Buy	Reporting Person 1	3,575	4.49

4/26/2024	Buy	Reporting Person 1	3,040	4.49

4/26/2024	Buy	Reporting Person 1	5,190	4.49

4/26/2024	Buy	Reporting Person 1	1,370	4.49

4/26/2024	Buy	Reporting Person 1	575	4.53

4/26/2024	Buy	Reporting Person 1	2,455	4.49

4/26/2024	Buy	Reporting Person 1	2,490	4.49

4/26/2024	Buy	Reporting Person 1	3,065	4.49

4/26/2024	Buy	Reporting Person 1	2,175	4.49

4/26/2024	Buy	Reporting Person 1	1,085	4.48

4/26/2024	Buy	Reporting Person 1	355	4.50

4/26/2024	Buy	Reporting Person 1	920	4.49

4/26/2024	Buy	Reporting Person 1	3,350	4.49

4/26/2024	Buy	Reporting Person 1	1,930	4.49

4/26/2024	Buy	Reporting Person 1	1,645	4.48

4/26/2024	Buy	Reporting Person 1	1,890	4.48

4/26/2024	Buy	Reporting Person 1	2,595	4.49

4/26/2024	Buy	Reporting Person 1	985	4.49

4/26/2024	Buy	Reporting Person 1	1,540	4.49

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 6, 2024	Private Capital Management, LLC

	By:	/s/ Chad D. Atkins
Chad D. Atkins
President, General Counsel and CCO

Gregg J. Powers

By:	/s/ Gregg J. Powers
CEO & Portfolio Manager, Private Capital Management, LLC